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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Subsidiary CoreTech Secures $2.2 Million

Contract with Leading Global Pharmaceutical Company

Extended Outsourcing Engagement To Include Support Services For Around 7,000 Users

Irvine, California (November 20, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that its wholly owned subsidiary CoreTech Consulting Group, LLC, of King of Prussia, Pennsylvania, has closed a new two year $2.2 million contract to provide support services to one of the world’s largest global pharmaceutical companies.

In this outsourcing engagement, CoreTech, a leading provider of Consulting Services and Solutions to the Life Sciences and Financial Services industries, will provide support services to a growing client base which stands today at around 7,000 end-users. Having demonstrated solid technical and service capabilities along with high degrees of flexibility and client focus in past engagements with this customer, CoreTech was requested to widen the dimension of the services it provides and extend the contract for an additional two years.

“Pharmaceutical companies are under pressure to streamline operations, increase efficiencies and improve results while increasing the speed of product development and approval of patents,” said Mark A. Redlus, CEO of CoreTech Consulting. “We provide the quality outsourced services that enable companies to free up their IT resources to focus on strategic initiatives and business growth.”

By working with CoreTech, this leading pharmaceutical organization has been able to offload a tremendous amount of end-user support from its own IT staff. At present, the CoreTech staff handles close to 10,000 unique service requests per month.

According to analysts at Gartner Dataquest, spending for software and external services in the U.S. pharmaceutical industry will outpace spending for hardware, network equipment and internal services. They have projected that by 2005, outsourced services spending is expected to account for 58 percent of total external spending.

“Lately, we are seeing renewed demand for outsourced IT support services in the USA, especially in highly competitive areas like the pharmaceutical industry,” said Menachem Hasfari, CEO of Magic Software. “With its expertise in delivering quality support and coordination services, CoreTech is well positioned to continue building its services offerings, and significantly expanding its contractual service agreements with existing and new customers."

Companies interested in finding out more about CoreTech’s project staffing services can visit www.coretech.com or send e-mail to info@coretech.com.

About CoreTech Consulting Group, LLC (CoreTech)
CoreTech, a wholly owned subsidiary of Magic Software, is a leading provider of Consulting Solutions in the areas of Internetworking, Security, Platforms, Business Intelligence, Program and Project Management, Project Staff Augmentation, and Support Services in the Life Sciences and Financial Services industries. CoreTech's clients include enterprises such as GlaxoSmithKline, Johnson & Johnson, Wyeth, SunTrusT Banks, Synovous Financial and many more. CoreTech, which has been named to the “Inc. 500” and Deloitte & Touche's “Fast 500,” is based in suburban Philadelphia. More information about CoreTech may be obtained by calling 800-220-3337.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 20 November 2003